Exhibit 12
CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended
	March 31,
	2006	2007

Net Income	$43	$41
Income taxes	21	21
Capitalized interest	(1)	(2)

	63	60

Fixed charges, as defined:

Interest	61	59
Capitalized interest	1	2
Interest component of rentals charged to operating income	—	—

Total fixed charges	62	61

Earnings, as defined	$125	$121

Ratio of earnings to fixed charges	2.02	1.97